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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Tecumseh Products Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   878895 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Todd W. Herrick
                              3970 Peninsula Drive
                          Petoskey, Michigan 49770-8006
                                 (231) 348-8238
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 12 pages

CUSIP No.  878895 10 1
-------------------------------------------------------------------------------
1. Names of Reporting Persons                                    Todd W. Herrick

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)                                                                      [ ]

   (b)                                                                      |X|

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)                            Not Applicable

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                          [ ]

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization                United States of America

-------------------------------------------------------------------------------
                     7.   Sole Voting Power                              21,906
Number of
Shares               ----------------------------------------------------------
Beneficially         8.   Shared Voting Power                         2,157,539
Owned by Each
Reporting            ----------------------------------------------------------
Person With:         9.   Sole Dispositive Power                         21,906

                     ----------------------------------------------------------
                     10.  Shared Dispositive Power                    2,157,539

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person      2,179,445

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                          [ ]

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     42.9%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              IN

-------------------------------------------------------------------------------

                               Page 2 of 12 pages

CUSIP No.  878895 10 1
-------------------------------------------------------------------------------
1.   Names of Reporting Persons                                 Toni L. Herrick

-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                    [ ]

     (b)                                                                    |X|

-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                          Not Applicable

-------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)                                                       [ ]

-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization              United States of America

-------------------------------------------------------------------------------
                     7.     Sole Voting Power                                 0
Number of
Shares               ----------------------------------------------------------
Beneficially         8.     Shared Voting Power                       888,113(1)
Owned by Each
Reporting            ----------------------------------------------------------
Person With:         9.     Sole Dispositive Power                            0

                     ----------------------------------------------------------
                     10.    Shared Dispositive Power                  888,113(1)

-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person     888,113(1)

-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                          [ ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    17.5%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                             IN

-------------------------------------------------------------------------------
----------------
(1) These shares are included in the shares shown as beneficially owned by Todd W. Herrick.

                               Page 3 of 12 pages

CUSIP No. 878895 10 1

ITEM 1. SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is Class B Common Stock, par value $1.00 per share ("Class B Stock"), of Tecumseh Products Company, a Michigan corporation ("Tecumseh"). The address of Tecumseh's principal executive offices is 100 East Patterson Street, Tecumseh, Michigan 49286.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Todd W. Herrick and Toni L. Herrick. Todd W. Herrick's address is 3970 Peninsula Drive, Petoskey, Michigan 49770-8006. Todd W. Herrick is retired and this is his present principal occupation or employment. Toni L. Herrick's address is 7028 Foxmoor Court E, P.O. Box 19555, Kalamazoo, Michigan 49009. Toni L. Herrick is an artist and this is her present principal occupation or employment. Toni L. Herrick is Todd W. Herrick's sister. Tecumseh's principal business address is 100 East Patterson Street, Tecumseh, Michigan 49286.

        Neither Todd W. Herrick nor Toni L. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Todd W. Herrick nor Toni L. Herrick has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Todd W. Herrick and Toni L. Herrick are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

        Todd W. Herrick's purpose in serving as one of the trustees of Herrick Foundation is to take part in the management of its charitable activities. Todd
W. Herrick's and Toni L. Herrick's purpose in serving as trustees of the Ray W. Herrick and Hazel M. Herrick Trusts u/a/d February 26, 1949 and February 24, 1956 f/b/o Kenneth Herrick and his descendants (the "Trusts") is to take part in the management of the activities of the Trusts of which one of them is the beneficiary.

        In his capacity as a member of the Board of Trustees of Herrick Foundation, as a trustee of the Trusts and/or in his personal capacity, Todd W. Herrick, and in her capacity as a trustee of the Trusts and/or in her personal capacity, Toni L. Herrick, expect from time to time to be presented with, give consideration to, and/or act upon, proposals similar to those enumerated below and/or proposals that one or more of Tecumseh, Herrick Foundation, the Trusts, Todd W. Herrick and/or Toni L.

                               Page 4 of 12 pages

CUSIP No. 878895 10 1

Herrick acquire, dispose of, or vote shares of Class B Stock or other securities of Tecumseh, including, without limitation, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of Class B Stock by Tecumseh), gift, pledge or otherwise, including, without limitation, sales of Class B Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Todd W. Herrick, as a member of the Board of Trustees of Herrick Foundation, as a trustee of the Trusts, and/or in his personal capacity, and Toni L. Herrick, as a trustee of the Trusts and/or in her personal capacity, reserve the right not to acquire Class B Stock or not to dispose of all or part of such Class B Stock if he or she determines such acquisition or disposal is not in Tecumseh's, Herrick Foundation's, the Trusts' or his or her personal best interests at that time.

        On March 6, 2007, Todd W. Herrick and the Herrick Foundation filed a lawsuit against Albert A. Koch, Peter M. Banks, David M. Risley (collectively, the "Director Defendants") and Tecumseh in the Lenawee County Circuit Court, Case No. 07-2525-CZ (the "Herrick Lawsuit"). On March 20, 2007, Tecumseh filed a lawsuit against Todd W. Herrick, Kent B. Herrick, Toni Herrick, Michael Indenbaum and Herrick Foundation in the United States District Court for the Eastern District of Michigan, Southern Division, Case No. 07-2525-CZ (the "Tecumseh Lawsuit").

        On April 2, 2007, Tecumseh entered into a Settlement and Release Agreement, a copy of which is attached as Exhibit 99.2 to Amendment No. 3 to this Schedule and incorporated into this Schedule by reference (the "Settlement Agreement"), with Todd W. Herrick, Kent B. Herrick, Toni L. Herrick, Herrick Foundation, and Michael A. Indenbaum (collectively, the "Herrick Entities") and the Director Defendants settling corporate governance disputes that had been the subject of the Herrick Lawsuit and the Tecumseh Lawsuit. Pursuant to the Settlement Agreement, among other things:

        - Board of directors

          - Todd W. Herrick resigned from Tecumseh's board and became "Chairman Emeritus," with the right to attend board meetings and to receive materials distributed to the board, but with no vote. Todd W. Herrick resigned as "Chairman Emeritus" and as a consultant effective March 10, 2008.

          - The board appointed Kent B. Herrick to fill the vacancy created by Todd Herrick's resignation. The board must continue to nominate Kent
            B. Herrick for re-election to the board during the term of the Settlement Agreement, which continues until the earlier of the conclusion of Tecumseh's 2008 annual meeting of shareholders or April 30, 2008.

          - Effective July 31, 2007, Mr. Koch resigned from the board. Effective August 13, 2007, (1) Edwin L. Buker, William E. Aziz, Steven J. Lebowski and Jeffry N. Quinn were appointed as new directors of Tecumseh, (2) Edwin L. Buker was appointed President and Chief Executive Officer of Tecumseh, and (3) James J. Bonsall ceased to be Tecumseh's interim President and Chief Operating Officer,

                               Page 5 of 12 pages

CUSIP No. 878895 10 1

        - Management

          - Todd W. Herrick serves as a consultant to Tecumseh in a capacity to be determined by the new Chief Executive Officer. He will not receive any compensation but will be entitled to reimbursement for reasonable and documented expenses.

          - Kent B. Herrick is entitled to a lump sum severance payment equal to one year's salary at the rate in effect when he was terminated from his position with Tecumseh on January 19, 2007.

        - Other matters

          - The parties dismissed their lawsuits with prejudice. Tecumseh and the Director Defendants agreed not to challenge the right of Todd W. Herrick and the other Herrick Entities to vote their shares and agreed that they have the right to vote all of their shares.

          - Tecumseh agreed to reimburse Todd W. Herrick and the other Herrick Entities for their reasonable and documented expenses in connection with the Herrick Lawsuit and the Tecumseh Lawsuit, the Settlement Agreement, and other specified matters, up to a maximum of $300,000.

          - Todd W. Herrick and the other Herrick Entities agreed to exercise their voting rights in a manner consistent with the terms of the Settlement Agreement.

          - Various parties released each other from claims in connection with the matters referenced in the Settlement Agreement.

            The Settlement Agreement has additional terms and conditions, and the full Settlement Agreement, attached as Exhibit 99.2 to Amendment No. 3 to this Schedule, should be reviewed in its entirety.

            On March 10, 2008, Herrick Foundation, through Todd W. Herrick, its President, sent a letter to Tecumseh's Board of Directors, as copy of which is attached as Exhibit 99.3. The letter states that Herrick Foundation, in the exercise of its fiduciary duties, engaged Beringea LLC to review and evaluate Herrick Foundation's shareholdings in Tecumseh. Beringea recommended that Herrick Foundation liquidate its position in Tecumseh stock in the short term and Herrick Foundation's Board of Directors determined that it should pursue a sale. Herrick Foundation also stated that it believes it is possible that Herrick family members and the Trusts would also be interested in liquidating their positions.

            After discussions with representatives of Tecumseh and considering its alternatives, because Herrick Foundation believes it would be in the best interests of all shareholders to sell Tecumseh in the short term, Herrick Foundation requested that Tecumseh form a committee of Tecumseh's Board of Directors to explore the possible sale of Tecumseh to strategic and/or financial buyers. Simultaneously with these actions, Herrick Foundation intends to approach potential buyers regarding their interest in purchasing Herrick Foundation's shares in Tecumseh or in purchasing Tecumseh. Therefore, Herrick Foundation also requested Tecumseh's Board of Directors take all necessary action to redeem or terminate Tecumseh's poison pills, eliminate the Class A Protective Provision contained in Tecumseh's Articles of Incorporation (including the proposal in this year's proxy statement) and take all other necessary steps to avoid the application of the anti-takeover provisions under applicable law that may have an adverse effect

                               Page 6 of 12 pages

CUSIP No.  878895 10 1

on Herrick Foundation's ability to sell its shares to a third party or on a potential purchaser's ability to purchase Tecumseh. The letter has additional terms and conditions, and the full letter, attached as Exhibit 99.3, should be reviewed in its entirety.

        Other than as described above and other than as described in Tecumseh's SEC filings, neither Todd W. Herrick nor Toni L. Herrick has any current plans or proposals which relate to, or would result in, (a) the acquisition by any person of additional securities of Tecumseh, or the disposition of securities of Tecumseh, except for the disposition of shares of Class B Stock required by rules under the Internal Revenue Code of 1986, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh or any of its subsidiaries, other than those described by Tecumseh in its SEC filings, (c) any sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries, other than those described by Tecumseh in its SEC filings, (d) any change in the present board of directors or management of Tecumseh, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that, from time to time, Tecumseh might add additional directors to fill existing vacancies if it finds qualified candidates willing to serve and from time to time, directors might resign, (e) any material change in Tecumseh's present capitalization or dividend policy, (f) any other material change in Tecumseh's business or corporate structure, (g) any changes in Tecumseh's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Tecumseh by any person, (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of Tecumseh's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above. The foregoing notwithstanding, Todd W. Herrick and Toni L. Herrick intend to remain free to take such actions, including the making of such proposals, as he or she may from time to time deem appropriate in light of the circumstances which might arise from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The number and percentage of shares of Class B Stock beneficially owned by Todd W. Herrick and Toni L. Herrick as of March 10, 2008 are as follows:

                            Number                         Percent
                          ---------                        -------
Todd W. Herrick           2,179,445(1)                       42.9%(2)
Toni L. Herrick             888,113(3)                       17.5%(2)

----------
(1)   The shares shown above as beneficially owned by Todd W. Herrick consist of
      (1) 21,906 shares of Class B Stock owned by Todd W. Herrick, (2) 1,269,426 shares owned by Herrick Foundation, of which Todd W. Herrick is one of three members of the Board of Trustees, and (3) 888,113 shares of Class B Stock held by the Trusts of which Todd W. Herrick and Toni L. Herrick are the trustees who are descendants of Kenneth Herrick and, therefore, control the Trusts' Tecumseh stock.

                               Page 7 of 12 pages

CUSIP No.  878895 10 1

(2) Based on the 5,077,746 shares of Class B Stock reported as outstanding as of September 30, 2007 in Tecumseh's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(3) The shares shown above as beneficially owned by Toni L. Herrick consist of 888,113 shares of Class B Stock held by the Trusts of which Todd W. Herrick and Toni L. Herrick are the trustees who are descendants of Kenneth Herrick and, therefore, control the Trusts' Tecumseh stock. These shares are also shown above as beneficially owned by Todd W. Herrick.

        Todd W. Herrick is the sole beneficial owner of 21,906 shares of Class B Stock, or approximately 0.4% of the outstanding Class B Stock.

        Todd W. Herrick is also one of three members of the Board of Trustees of Herrick Foundation, the others being Kent B. Herrick and Michael A. Indenbaum. Herrick Foundation is a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes. Herrick Foundation owns 1,269,426 shares of Class B Common Stock, or approximately 25.0% of the outstanding shares of Class B Stock.

        Kent B. Herrick is Todd W. Herrick's son, has been a director of Tecumseh since April 10, 2007 and was the Executive Vice President of Global Business Development of Tecumseh until January 19, 2007 and this was his present principal occupation or employment. Kent B. Herrick's address is 9693 Woodbend, Saline, Michigan 48176, and Tecumseh's business address at 100 East Patterson Street, Tecumseh, Michigan 49286. Kent B. Herrick is a citizen of the United States of America.

        Michael A. Indenbaum is an attorney and this is his present principal occupation or employment. Michael A. Indenbaum's business address is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. He carries on his business as a partner of Honigman Miller Schwartz and Cohn LLP, a law firm organized as a Michigan limited liability partnership ("Honigman"). The principal business address of Honigman at which Michael A. Indenbaum carries on that business is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. Michael A. Indenbaum is a citizen of the United States of America.

        Todd W. Herrick and Toni L. Herrick share voting and investment power over the shares of Class B Common Stock held in the Trusts. Michael A. Indenbaum and National City Bank are also trustees of the Trusts, but they do not exercise any voting or investment power over the Tecumseh shares held in the Trusts. National City Bank is a national banking association with its principal offices located at National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484. The Trusts own 888,113 shares of Class B Common Stock, or approximately 17.5% of the outstanding Class B Stock.

        None of Kent B. Herrick, Michael A. Indenbaum or National City Bank has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Kent B. Herrick, Michael A. Indenbaum or National City Bank has,

                               Page 8 of 12 pages

\
CUSIP No.  878895 10 1

during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, each of Todd W. Herrick and Toni L. Herrick expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he or she is a beneficial owner of any of the shares of Tecumseh covered by this Schedule 13D, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, except the 21,906 shares of Class B Stock referred to above as beneficially owned by Todd W. Herrick, and each of Todd W. Herrick and Toni L. Herrick expressly disclaims all beneficial ownership of any kind or character in, to, or with respect to, all or any of the balance of the Class B Stock referred to in this Schedule 13D.

        Todd W. Herrick has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,906 shares of the outstanding Class B Common Stock. Todd W. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of 2,157,539 shares of Class B Stock. Toni L. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of 888,113 shares of Class B Stock.

        Each of Todd W. Herrick and Toni L. Herrick expressly disclaims that he or she or any one or more of the above named persons constitute a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

        None of Todd W. Herrick, Toni L. Herrick, Herrick Foundation or the Trusts has engaged in any transactions in shares of Class B Stock in the past 60 days. Todd W. Herrick and Toni L. Herrick are filing this Schedule 13D solely to update this Schedule 13D.

        Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,269,426 shares of Class B Stock owned by Herrick Foundation.

        The beneficiaries of the Trusts have the right to receive dividends on shares of Class B Stock held in those trusts and the right to receive the proceeds from any sale of those securities. The beneficiaries of the Trusts are Todd W. Herrick, his sister, Toni L. Herrick, and their descendants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than those relationships with other members of the Board of Trustees of Herrick Foundation and the other trustees of the Trusts, Todd W. Herrick's oversight responsibilities for Herrick Foundation and Todd W. Herrick's and Toni L. Herrick's responsibilities for the Trusts, which are necessarily shared with the other trustees, options granted to Tricap Partners LLC, described in amendment no. 1 to this Schedule 13D, and the Settlement

                               Page 9 of 12 pages

CUSIP No.  878895 10 1

Agreement, described in Item 4 above and attached as Exhibit 99.2 to Amendment No. 3 to this Schedule, neither Todd W. Herrick nor Toni L. Herrick has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Class B Stock or any other securities of Tecumseh, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division or profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      99.1 Agreement of Joint Filing among the Reporting Persons, dated as of February 22, 2007, incorporated by reference to Exhibit 99.1 to Amendment No. 2 to this Schedule 13D, dated August 12, 2004 and filed February 23, 2007.

      99.2 Settlement and Release Agreement, dated as of April 1, 2007, among Tecumseh Products Company, Herrick Foundation, Todd W. Herrick, Toni Herrick, Kent B. Herrick, Michael Indenbaum, Albert A. Koch, Peter Banks and David M. Risley, incorporated by reference to Exhibit 99.2 to Amendment No. 3 to this Schedule 13D, dated April 2, 2007 and filed April 11, 2007.

      99.3 Letter from Herrick Foundation to the Board of Directors of Tecumseh Products Company, dated March 10, 2008.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2008                      /s/ TODD W. HERRICK
                                            ------------------------------------
                                                  Todd W. Herrick


Dated:  March 10, 2008                      /s/ TONI L. HERRICK
                                            ------------------------------------
                                                  Toni L. Herrick

                               Page 10 of 12 pages

CUSIP No.  878895 10 1

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number and Description
------------------------------

99.1 Agreement of Joint Filing among the Reporting Persons, dated as of February 22, 2007, incorporated by reference to Exhibit 99.1 to Amendment No. 2 to this Schedule 13D, dated August 12, 2004 and filed
         February 23, 2007.

99.2     Settlement and Release Agreement, dated as of April 1, 2007, among
         Tecumseh Products Company, Herrick Foundation, Todd W. Herrick, Toni
         Herrick, Kent B. Herrick, Michael Indenbaum, Albert A. Koch, Peter
         Banks and David M. Risley, incorporated by reference to Exhibit 99.2 to Amendment No. 3 to this Schedule 13D, dated April 2, 2007 and filed
         April 11, 2007.

99.3     Letter from Herrick Foundation to the Board of Directors of Tecumseh
         Products Company, dated March 10, 2008.

                               Page 11 of 12 pages